
July 10, 2013

Via E-Mail
Murilo Pinto de Oliveira Ferreira
Chief Executive Officer
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

> **Re:** **Vale S. A.**
> **Form 20-F for the Year Ended December 31, 2012**
> **Filed April 2, 2013**
> **File No. 001-15030**

Dear Mr. Ferreira:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2012

General

1.   You stated in your letter to us dated April 6, 2010 that company representatives had met with Cuban mineral authorities to evaluate potential opportunities for nickel exploration and production. We note disclosure in your Form-20-F about markets in the Middle East and North Africa, regions that include Syria and Sudan. Cuba, Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please tell us about any contacts with Cuba since your letter, and any contacts with Syria and Sudan. Describe to us the nature and extent of your past, current, and anticipated contacts with those countries, whether through subsidiaries, affiliates, or other direct or indirect arrangements. Your response should describe any products, services or technology you have provided to Cuba, Syria and Sudan, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

2.   Please discuss the materiality of any contacts with Cuba, Syria and Sudan described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Syria and Sudan.

 Notes to the Consolidated Financial Statements, page F-12

5. Major acquisitions and divestitures, page F-19

3.   We note on page F-20 that in 2010 you acquired 78.92% of the total capital of Vale Fertilizantes through your wholly owned subsidiary, Naque, and that in 2011 and 2012 you concluded several subsequent transactions which resulted in the company owning 100% of Vale Fertilizantes. We further note that in June 2012 you legally merged Naque and Vale Fertilizantes, which caused the carrying amounts of the Vale Fertilizantes acquired assets and liabilities in Naque's consolidated financial statements to become their tax basis. As a result, there were no longer any differences between the tax basis and carrying amounts of the net assets acquired in 2010; and consequently there was no longer a deferred tax liability to be recognized, and the outstanding balance of the initially recognized deferred tax liability was recycled through the December 31, 2012 income statement and recorded as a gain of US$1.236 billion. Please address the following:

  * Describe in detail the substance of June 2012 legal merger between Naque and Vale Fertilizantes and tell how you accounted for the legal merger, including whether this transaction represents a reorganization of entities under common control under ASC 805-50 or a transaction with noncontrolling shareholders.

  * Further explain to us what the original deferred tax liability that was recorded in the 2010 acquisition of Vale Fertilizantes represents (e.g. inside basis difference or outside basis difference), and why the June 2012 legal merger caused the reversal of this deferred tax liability.

  * Tell us the generally accepted accounting literature that you followed to support your recycling of the deferred tax liability through the income statement as a result of the

legal merger, and tell us how you considered the guidance in ASC 740-20-45-11(g) (changes in tax bases) and, by analogy, paragraphs 270-272 of FAS 109.

4.   We note that you sold your thermal coal operations in Colombia in June 2012 (page F-20) and your manganese ferroalloys operations in Europe in October 2012 (page F-21). We further note that in December 2012 you executed an agreement to sell your operation for production of nitrogens, located in Araucari, in the Brazilian state of Parana (page F-26). Please tell us why you do not separately report the two fiscal 2012 divestures and the production of nitrogens operation as discontinued operations pursuant to ASC 205-20-45-3. In your response, please also address how you considered the two conditions in ASC 205-20-45-1 to arrive at your conclusion on the presentation of these components.

12. Assets and liabilities held for sale, page F-26

5.   We note that in December 2012 you executed an agreement to sell your operation for production of nitrogens, located in Araucari, in the Brazilian state of Parana; and that you reclassified the major classes of assets and liabilities as held for sale as of December 31, 2012. We further note that you agreed to sell your operation for US$234 million, and that the net assets recorded as held for sale as of December 31, 2012 were US$298 million. Please explain to us why the net assets recorded as held for sale exceed the selling price, and tell us how you considered the guidance in ASC 360-10-35-37 to 35-40.

19. Pension plans, page F-38

6.   We note that you present your pension plan disclosures on the basis of your total overfunded plans and total underfunded plans. We further note the disclosure of your various foreign pension plans (page 132) and it appears to us that your Brazil plans and foreign plans use significantly different economic assumptions (page F-41). Please tell us whether the benefit obligations of your foreign plans are significant relative to the total benefit obligation and, if so, tell us how you considered the requirements of ASC 715-20-50-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at 202-551-3394 or John Archfield at 202-551-3315 if you have questions regarding these comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining